                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.__)*


                                  REALCO, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
        ----------------------------------------------------------------
                         (Title of Class of Securities)


                                    756033106
                          -----------------------------
                                 (CUSIP Number)

Kevin W. Donnelly                    COPY TO:        Douglass N Ellis, Jr., Esq.
c/o Nortek, Inc.                                     Ropes & Gray
50 Kennedy Plaza                                     One International Place
Providence, RI 02903                                 Boston, MA 02110
(401) 751-1600                                       (617) 951-7000

 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 26, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 307 Pages
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CUSIP NO. 756033106              SCHEDULE 13D


1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Nortek, Inc.
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                   (b) / /

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*
                                          WC, AF, OO

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                               / /
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A                               Delaware

                            7.        SOLE VOTING POWER
         NUMBER OF                    200,000 shares of Common Stock
          SHARES
       BENEFICIALLY         8.        SHARED VOTING POWER
         OWNED BY                     0
           EACH
         REPORTING          9.        SOLE DISPOSITIVE POWER
          PERSON                      200,000 shares of Common Stock
           WITH
                            10.       SHARED DISPOSITIVE POWER
                                      0


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000 shares of Common Stock

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.1% of Common Stock

14.       TYPE OF REPORTING PERSON*
                                                                CO

                              Page 2 of 307 Pages

                                      -2-
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Item 1.    SECURITY ISSUER.

           The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, no par value per share (the "Common Stock"), of Realco, Inc. ("Realco"), a New Mexico corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1650 University Boulevard, N.E., Suite 100, Albuquerque, New Mexico 87102.

Item 2.    IDENTITY AND BACKGROUND.

           The person filing this statement is Nortek, Inc., a Delaware corporation ("Nortek"). Nortek's principal business and office address is 50 Kennedy Plaza, Providence, Rhode Island 02903.

           Nortek is a manufacturer and distributor of products and systems for residential and commercial building and remodeling. Its principal businesses include residential ventilation products, indoor air quality systems, other building products and HVAC systems.

           On July 29, 1997, Nortek commenced a tender offer (the "Tender Offer") for all of the issued and outstanding shares of common stock (the "Shares") of Ply Gem Industries, Inc., a Delaware corporation ("Ply Gem"). On August 26, 1997, the tender offer expired and Nortek accepted for payment 12,979, 496 Shares (88.8% of the outstanding Shares). The Shares tendered, together with Shares already owned by Nortek and its affiliates, represented approximately 93.1% of the outstanding Shares of Ply Gem. On September 4, 1997, as a result of a subsidiary merger (together with the Tender Offer, the "Acquisition"), Ply Gem became a wholly owned subsidiary of Nortek. Ply Gem owns 200,000 shares of Common Stock.

           During the last five years, Nortek has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

           During the last five years, Nortek has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in their being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Nortek used various sources to finance the Acquisition, including: cash, funds raised pursuant the sale of $310,000,000 of 9 1/8% Senior Notes due 2007 pursuant to Rule 144A under the Securities Act of 1933 and refinancing of $108,900,000 of outstanding indebtedness of Ply Gem. Refinancing of Ply Gem's outstanding indebtedness was effected through an

                               Page 3 of 307 Pages
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extension of credit by a syndicate of lenders and Fleet National Bank, as sole administrative agent for itself and the other lenders.

           See also answer to Item 2.

Item 4.    PURPOSE OF TRANSACTION.

           Nortek's sole purpose was to acquire the Shares and control of Ply
Gem.

           Nortek indirectly acquired beneficial ownership of the Common Stock held by Ply Gem as a result of the Acquisition. Its acquisition of beneficial ownership of the Common Stock was merely incidental to and not a purpose of the Acquisition. Nortek has no current plans or proposals which relate to or would result in any of the events or actions set forth in (a) though (i) of Item 4 of the instructions to Schedule 13D.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Nortek has an indirect beneficial interest in 200,000 shares of Common Stock, which is held directly by its wholly owned subsidiary, Ply Gem. As such, Nortek has an indirect beneficial interest in approximately 7.1% of the Common Stock. Nortek has sole voting and dispositive power over the 200,000 shares of Common Stock held by its wholly owned subsidiary, Ply Gem, arising solely from its control over Ply Gem.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           None.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit (1)(a)    Amended and Restated Credit Agreement dated as of August 26,
                  1997 among certain lenders and Fleet National Banks, as sole administrative agent for itself and the other lenders.

Exhibit (1)(b)    Purchase Agreement dated August 21, 1997 between Nortek, Inc.,
                  Wasserstein Perella Securities, Inc. and Bear Stearns & Co.
                  Inc.

Exhibit (1)(c)    Indenture dated as of August 26, 1997 between Nortek, Inc. and
                  State Street Bank & Trust Company, as Trustee.

                               Page 4 of 307 Pages
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 5, 1997

                                    NORTEK, INC.



                                    By: /s/ Almon C. Hall
                                        -----------------------------------
                                        Name: Almon C. Hall
                                        Title: Vice President, Controller
                                               and Chief Accounting Officer



                               Page 5 of 307 Pages
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                                  EXHIBIT INDEX


Exhibit                                                                            Page
-------                                                                            ----
Exhibit (1)(a)    Amended and Restated Credit Agreement dated as of August 26,
                  1997 among certain lenders and Fleet National Banks, as sole
                  administrative agent for itself and the other lenders.              8

Exhibit (1)(b)    Purchase Agreement dated August 21, 1997 between Nortek, Inc.,
                  Wasserstein Perella Securities, Inc. and Bear Stearns & Co.
                  Inc.                                                              111

Exhibit (1)(c)    Indenture dated as of August 26, 1997 between Nortek, Inc. and
                  State Street Bank & Trust Company, as Trustee.                    195


                               Page 6 of 307 Pages
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                                   SCHEDULE A

                     Officers and Directors of Nortek, Inc.

Name                                         Position
----                                         --------
Richard L. Bready                   Chairman of the Board, Chief
                                    Executive Officer

Philip L. Cohen                     Director

Richard J. Harris                   Director, Treasurer and Vice
                                    President

William I. Kelly                    Director

J. Peter Lyons                      Director

Almon C. Hall                       Vice President, Controller and
                                    Chief Accounting Officer

Kenneth J. Ortman                   Senior Vice President (Group
                                    Operations)

Siegfried Molnar                    Senior Vice President (Group
                                    Operations)

Kevin W. Donnelly                   Vice President, General Counsel
                                    and Secretary


                               Page 7 of 307 Pages